Exhibit 99.1

Peter Mordaunt Joins Pediment’s Board of Directors,

Andre Audet Resigns as Director

Vancouver, BC, March 19, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF Frankfurt:P5E) (“Pediment” or “the Company”) is very pleased to welcome Peter Mordaunt to the Company’s Board of Directors. Mr. Mordaunt is a Registered Professional Geoscientist with over 25 years of experience in mining, mine development and advanced exploration, including 18 years of experience in Mexico. Mr. Mordaunt recently retired in January 2010 from his role as Chairman and CEO of Stingray Copper Inc., which he founded, managed and merged with Mercator Minerals Ltd. in December 2009. Previously he founded, managed and merged Corner Bay Silver Inc. with Pan American Silver Inc in 2003. Mr. Mordaunt’s business skills have been focused on advanced project development leading to bankable feasibility studies, finance, mergers and acquisitions for more than 20 years. Mr. Mordaunt graduated from the University of Guelph in 1984. He is a member of the Institute of Corporate Directors and has the Professional Certification as ICD.D which is recognized both nationally and internationally.

Pediment also reports that at the Annual General Meeting of the Company held on March 18, 2010, Andre Audet resigned as a Director after five years serving on the Board. The Company would like to thank Mr. Audet for his contributions to Pediment Gold Corp. and wishes him all the best in his future endeavours. The remaining members of the Board were re-elected for the ensuing year.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT GOLD CORP.

Vancouver, British Columbia

We Seek Safe Harbour.

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